This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Pengrowth Energy Trust
Issuer: Pengrowth Energy Trust
Subject: Esprit Energy Trust
Commission File Number: 1-31253
Strategic Combination

Deal Metrics and Accretion As at July 21st, 2006 Approximate value of deal equal to $1.33 B Price per flowing barrel approx. $72,450/boed Price per barrel in the ground approx. $18.50/boe Accretion 2006 cash flow per unit 5 - 7% 2007 cash flow per unit 4 - 6% 2006 production per unit 6 - 8% 2007 production per unit 8 - 10% P+P reserves per unit 7 - 9% Note: All per unit figures are based on the forecasted combined entity units outstanding

Esprit's Relative Sector Valuation AVN AET BNP CNE CPG BTE ERF EEE FET HTE NAE PMT PGF PWI PGX SHN TET VET PEY THY ZAR FEL VNG BNE EV/Boe ($/boe/d) 82332 96826 77383 72950 75486 62764 97065 58866 83714 67996 84518 70886 78288 84251 83202 80583 72641 92507 121139 54576 70840 77416 59226 143657 RLI (years) 10.3 12.4 8.8 8.7 11.1 10.7 13.8 10.5 9.9 8.8 8.5 5 10.5 10.5 8.8 9.6 7.4 11.3 18.9 8.5 8.5 9 9.5 17.3 Reserve Life Index - P+P (years) Enterprise Value/Production ($/boe per day) EEE PGF Source: CIBC Capital Markets, report dated July 14, 2006 and Company Reports

Historical Natural Gas Pricing Source: GLJ Petroleum Consultants Pengrowth enters strategic combination with Esprit $CAD / MMBtu (AECO)

Recent Gas-weighted Transactions Tristar Pengrowth Sequoia Provident Trilogy NAV Average Advantage Focus Shiningbank $EV/P+P 14.9 18.19 19.84 20.18 20.36 20.5 21.3 23.83 25.19 26.66 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Source: Tristone Capital - Royalty Trust Update; July 25th, 2006 Weighted Average $EV / mmboe (P+P)

Recent Gas-weighted Transactions Trilogy - Redsky NAV - Clear Advantage - Ketch Sequoia - Daylight Focus - Profico Average Shiningbank - Find Pengrowth - Esprit Provident - Private Co. Tristar - Raven P+P RLI 6.9 7.5 8 8.7 8.8 8.8 8.9 10.5 11.1 11.4 NAV 55909 38.6 34.6 31.6 Tristar 62000 46.9 45 43.9 Sequoia 62656 Advantage 69218 Pengrowth 71088 wtd. average 71251 Focus 81127 Provident 81436 Shiningbank 87041 Target Average RLI (P+P) Source: Tristone Capital - Royalty Trust Update; July 25th, 2006 and Company Reports

Strategic Rationale Consistent with Pengrowth's long term strategy of making strategic acquisitions of long life assets Esprit's assets are concentrated, of high quality, and offer a high level of operatorship Non unit lands are characterized by multizone potential (six producing horizons) with a strong inventory of development drilling locations Esprit's net undeveloped acreage position adds approximately 60 percent to Pengrowth's existing undeveloped land Esprit's inventory of 46 net sections of coalbed methane potential in the Greater Olds area will augment Pengrowth's acreage

Operational Benefits Complimentary operational synergies through combined operational and management team Highly skilled group provides value enhancing development potential Augment Pengrowth's conventional and non-conventional development programs Combination of the teams and their collective experience will generate opportunities and efficiencies

Deal Mechanics Esprit unitholders receive 0.53 Pengrowth units per 1 Esprit unit Esprit unitholders receive approx. 26% premium on their units A special, one time, distribution of $0.30 per Esprit unit Approval of Pengrowth unitholders not required for transaction Tax deferred rollover for Canadian Esprit unitholders Subject to regulatory approvals and the approval of 66.6% of Esprit units voted at a special meeting Target effective date of September 28th, 2006 Esprit's Chairman, Mr. Michael Stewart, will join Pengrowth's Board It is the intention of Pengrowth management to make offers to substantially all employees of Esprit to join the Pengrowth Team

The Combined Trust Third largest royalty trust Large, diverse, high quality, low-decline asset base Greater geographical and geological diversity Balanced production mix Expanded opportunities to create significant value through: exploitation of combined 660,000 net acre undeveloped land base other significant internal growth opportunities Pengrowth's large oil-in-place reservoirs will benefit from Esprit's technical proficiency

The Combined Trust Proved + Probable Reserves Source: Sprott Securities Trust 1 Trust 2 Pro Forma Trust 3 Trust 4 Pengrowth Trust 5 Trust 6 Trust 7 Trust 8 Trust 9 Trust 10 Trust 11 Trust 12 Trust 13 Trust 14 Trust 15 Trust 16 Esprit Trust 17 Trust 18 Trust 19 Trust 20 Trust 21 Trust 22 Trust 23 Trust 24 Trust 25 Trust 26 Trust 27 P=P 510 450 291 279 236 219 219 187 152 150 137 121 112 91 88 83 80 76 72 66 60 51 39 30 24 21 20 17 13 12 Trust 27 West P=P 510 450 291 279 236 219 219 187 152 150 137 121 112 91 88 83 80 76 72 66 60 51 39 30 24 21 20 17 13 12 North 45.9 46.9 45 43.9 Combined Trust will be the third largest by reserves and production Estimated P+P reserves at 291 mmboe Daily production volumes of roughly 75,000 boe/d New entity will have an approximate RLI of 10.6 years

Production Growth Profile Success through acquisitions & development 1997 1997 1997 1997 1998 1998 1998 1998 1999 1999 1999 1999 2000 2000 2000 2000 2001 2001 2001 2001 2002 2002 2002 2002 2003 2003 2003 2003 2004 2004 2004 2004 2005 2005 2005 2005 2006 2006 2006 2006 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Crude 10.804 11.912 10.965 14.716 27.83 24.713 25.563 25.808 26.159 27.658 28.57 28.463 29.637 30.38 27.301 30.453 37.061 36.841 43.084 44.221 41.858 40.771 40.203 50.254 50.826 48.84 48.85 47.652 45.668 51.451 60.151 57.426 59.083 57.988 58.894 61.442 58.357 56.5 56.5 75 19.70675 Heavy Oil 1.848 6.507 5.819 6.046 5.641 5.405 5.41 5.6305 5.6305 5.6305 5.6305 5.6305 NGLs 1.101 1.34 1.192 1.93 4.541 2.812 3.2 3.342 3.849 3.938 4.019 4.198 4.559 4.104 3.686 4.85 4.352 4.565 5.969 6.322 5.006 5.366 4.991 5.664 5.952 5.39 5.641 5.907 4.594 6.007 5.139 5.385 6.345 5.87 5.448 6.71 5.6305 5.6305 5.6305 5.6305 5.6305 Natural Gas 4.814 5.611 4.822 5.136 5.766 5.482 5.774 5.771 5.362 5.761 6.538 6.915 7.289 7.276 6.875 6.605 12.276 12.626 17.763 18.417 18.342 17.309 17.572 21.232 20.067 19.92 20.357 19.552 19.558 22.69 27.77 26.104 26.249 25.571 27.381 28.143 25.33725 25.33725 25.33725 25.33725 25.33725 57966 57966 56305 56305 56305 56305 (mmboe/d) Judy Creek (July 1997) SOEP (June 2001) Calpine (October 2002) Murphy (May 2004) CNRL (November 2000) Esprit (July 2006)

Average Daily Production Q1 2006 Pengrowth Q1 2006 Esprit Pro Forma Light Oil (bbls) 21,262 2,114 31% Heavy Oil (bbls) 5,018 705 8% Natural Gas (mcf) 157,876 77,116 52% NGLs (bbls) 6,252 1,768 10% Combined (boe) 58,845 17,439 ~75,000 * Annualized Q1 Production at end of Q1 Production Profile

Focused Assets Top 5 Producing Properties Property Dominant Production Daily Production (boe/d) * Percent of Total Proved + Probable (mboe)** RLI (years) Judy Creek Oil 10,300 14% 45,980 13 SOEP Gas 7,100 10% 15,241 6 Olds Gas 6,100 8% 32,935 15 Monogram Gas 2,500 3% 6,265 9 Swan Hills 1 Oil 2,500 3% 19,903 21 Weyburn Oil 2,400 3% 19,253 18 Berry Oil 2,000 3% 1,456 11 Subtotal 32,900 = 44% of total production * Average daily Q1 '06 volumes ** As of Dec 31st, 2005

Pengrowth Assets Esprit Core Area Pengrowth Core Area ALBERTA BRISTISH COLUMBIA SASKATCHEWAN Edmonton Calgary NEBC/W6 9,033 boe/d 661 boe/d 9,694 boe/d Central 23,026 boe/d 3,761 boe/d 26,787 boe/d Heavy Oil/Sask. 6,234 boe/d 1,171 boe/d 7,405 boe/d Sable 5,047 boe/d Southern 10,918 boe/d 12,339 boe/d 23,257 boe/d Esprit Land Pengrowth Land

Big Oil-in-Place A Long Term Focus Pool Pengrowth Working Interest Original Oil-in-Place (mmstb) Current Estimated Recoverable Oil Remaining Rec. Reserves (mmstb) Remaining Recoverable Reserves 1% Incremental Recovery (mmstb) Incremental Reserves to Pengrowth (mmstb) Swan Hills Unit #1 22.34% 1,825 48% 30.0 3.4% 18.3 6.8 N.Pembina Cardium Unit #1 0% 1,485 18% 29.6 11.1% 14.9 0 Weyburn Unit 9.75% 1,427 32% 35.1 7.7% 14.3 1.4 Judy Creek BHL A&B 100% 1,075 49% 40.4 3.7% 10.8 10.6 South Swan Hills Unit #1 9.54% 850 46% 24.2 6.2% 8.5 0.8 Nipisi Unit 0% 820 45% 15.6 4.2% 8.2 0 Mitsue Gilwood Unit #1 0% 775 50% 17.6 4.5% 7.8 0 House Mtn. Unit #1 12.51% 705 23% 18.7 11.5% 7.1 0.9 Carson Creek N. BHL Unit #1 0% 365 51% 11.9 6.4% 3.7 0

Bitumen Reserves (Cold Lake Area) Cum. Prod. 1.2 Bn Bbls OOIP 70 Bn bbls Recovery to date 1.7% Ultimate recovery 5-25% Pengrowth's Oilsands Asset

CBM Potential



Total Estimated Resource ~ 500 TCF

• **Ardley**	**50 TCF**
• **Horseshoe Canyon**	**70 TCF**
• **Belly River**	**70 TCF**
• **Mannville**	**300 TCF**

Conventional WCSB Nat Gas estimates of 65 TCF

Pengrowth existing CBM exposure:

- 49,700 net acres in Horseshoe Canyon
- 97,000 net acres of Mannville exposure
- 11 wells drilled to date in 2006
- ~55 additional wells planned in 2006

- ***Esprit adds 46 net sections of additional CBM exposures in Horseshoe Canyon***


Peace River
Fort McMurray
Grande Prairie
Athabasca
Edmonton
Red Deer
Calgary
Medicine Hat
Lethbridge
Manville
Horseshoe Canyon
Belly River
Scollard (Ardley)
Kootenay
Luscar

Source: Canaccord/Adams

PENGROWTH INVEST IN ENERGY 18

Combined Land Holdings Central Alberta Esprit Lands Pengrowth Lands

Olds Detail Shallow Program Edmonton, Viking and Pekisko zones Sweet gas; successful Viking program continuing into 2006 2006 plans include 9 gross wells Deeper Program Re-vitalized target in the Upper Crossfield (Wabamun formation), very successful well in Q4 2005 2006 plans includes 2 wells - targeting the Upper Crossfield

Greater Olds Area Greater Olds Area SWALWELL OLDS MIKWAN GARRINGTON HIGH RIVER THREE HILLS Asset Characteristics Key asset in Esprit's portfolio Multi-zone drilling program 100% ownership in field and processing plant Sweet gas at shallow depths Sour gas at deeper depths Complementary Trifecta assets Three Hills and High River - farm out activity in 2006 Shallow gas opportunities at Garrington Down spacing opportunities at Mikwan Esprit Trifecta

Southern Alberta




Berry
Medicine Hat
Winnifred
Lethbridge
Manyberries

Esprit

Trifecta

Asset Characteristics

- Production is ~60% natural gas and 40% oil
- Opportunities for shallow gas and deeper oil at Berry
- Re-completion pilot at Winnifred
- Waterflood optimization at Manyberries
- Successful drilling program in 2005 (45 gross wells)

PENGROWTH INVEST IN ENERGY 22

Southern Alberta Detail Natural Gas Program Production from Belly River, Milk River, Second White Specks, Viking and Mannville Active drilling program in 2005 (40 gross wells) 2006 plans include 21 gross wells, re-completion pilot Oil Program Targeting the Richdale Banff oil pool Discovered 2005 2006 plans include 5 gross wells

Listing TSX (CAD$) NYSE (US$) Trading Symbol PGF.UN PGH Recent Trading Price (PGF.UN / PGH) $26.68 / $25.78 $24.19 52 - Week Trading Range (PGF.UN / PGH) $17.27 - $26.05 $20.00 - $25.75 Capitalization Units Outstanding 160.1 million 160.1 million Market Capitalization $4.2 billion $3.8 billion Distributions Monthly per Trust Unit (Aug 15, 2006) $0.25 $0.23 12 Month Trailing (June) $2.90 $2.50 Annualized Yield (pre-tax) 11.3% 10.4% Q1 2006 Payout Ratio 85% 85% Production & Reserves Profile Pengrowth Pro Forma** Production (boepd) 58,845 ~75,000 Total Oil Equivalent (mmboe; P+P) 219 291 Reserve Life Index (years; P+P) 10.5 10.6 *Reserve and RLI estimates based on year-end 2005 Reserve Assessment by GLJ, **Pro Forma reserve figures include those reserves resulting from Esprit's Trifecta acquisition. Financial Profile

Current Hedging Position Pengrowth & Esprit (CAD) 2006 2006 2007 2007 2007 2007 Q3 Q4 Q1 Q2 Q3 Q4 Avg. bbls/d 4,650 4,882 5,000 5,000 5,000 5,000 $C/bbl $65.12 $65.79 $81.12 $81.12 $81.12 $81.12 % of Prod. 17% 17% 18% 18% 18% 18% Avg. GJ/d 17,638 24,633 23,051 20,551 20,551 6,925 $C/GJ $8.87 $9.31 $9.57 $9.00 $9.00 $9.00 % of Prod. 8% 11% 10% 9% 9% 3% Avg. GJ/d 7,500 9,158 10,000 5,000 5,000 1,685 Wgt. Avg. Floor ($C) $8.33 $7.55 $7.25 $7.00 $7.00 $7.00 Wgt. Avg. Ceiling ($C) $11.12 $9.89 $9.43 $8.60 $8.60 $8.60 % of Prod. 3% 4% 4% 2% 2% 1% Crude Oil Natural Gas Collars

Drilling Facilities Land Workovers Seismic Other TOTAL 2006E Pengrowth 131 64 17 12 4 8 236 Esprit 43 20 3 0 2 6 74 North 45.9 46.9 45 43.9 Combined 2006E Capital Program Seismic Land Drlling Facilities Workover East 0.07 0.04 0.57 0.27 0.07 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Drilling Facilities Workovers Seismic Land $310

Pengrowth's Organic Growth Plan Shallow Gas Near -Term Medium -Term Long -Term CBM Oilsands Explorecos Shallow gas SOEP SDLs CBM Judy Creek CO2 Enhanced Oil Recovery Programs Long Life Gas Oilsands Heavy Oil

'Leveraging our "Big Oil" Advantage' 'Miscible Floods' Operating a successful miscible flood at Judy Creek for more than 8 years (production increase of roughly 2,000 boe/d), Pengrowth has gained the experience necessary to successfully apply this technology to other assets. 'CO2 Feasibility Study and Pilot Program' Pengrowth's CO2 initiatives are based on using technology proven in Weyburn, and applying it to other relevant properties where we hold higher working interests, thereby reducing project risk. Innovative Approaches to Growth

Flood Phase 1A 1B 1C Future Sask Weyburn Gross production 30,000 boe/d Pengrowth 9.75% WI 48 wells drilled in 2005 52 wells forecast 2006 1.4B OOIP (32% recovery factor) Remaining 35 mmboe (7%) Weyburn C02 Project Current Production

Judy Creek CO2 Pilot Prize 1-3% Original Oil-in-Place incremental recovery (8-25 mmbls) Recovery of previously injected hydrocarbon solvent (~6 mmboe) Actual/Forecast Waterflood Waterflood CO2 1/1/1962 14386 2/1/1962 16020 3/1/1962 14804 4/1/1962 13720 5/1/1962 15160 6/1/1962 14124 7/1/1962 14491 8/1/1962 16028 9/1/1962 15034 10/1/1962 15314 11/1/1962 15550 12/1/1962 15767 1/1/1963 18305 2/1/1963 15022 3/1/1963 16591 4/1/1963 15724 5/1/1963 20820 6/1/1963 20565 7/1/1963 9877 8/1/1963 16703 9/1/1963 20096 10/1/1963 17430 11/1/1963 18944 12/1/1963 20360 1/1/1964 22491 2/1/1964 23335 3/1/1964 20499 4/1/1964 17570 5/1/1964 20770 6/1/1964 21709 7/1/1964 19112 8/1/1964 19012 9/1/1964 19600 10/1/1964 18622 11/1/1964 21892 12/1/1964 22085 1/1/1965 25286 2/1/1965 24639 3/1/1965 22011 4/1/1965 22027 5/1/1965 21955 6/1/1965 22165 7/1/1965 21993 8/1/1965 22896 9/1/1965 32501 10/1/1965 25803 11/1/1965 24771 12/1/1965 29225 1/1/1966 29908 2/1/1966 27219 3/1/1966 27350 4/1/1966 26885 5/1/1966 26339 6/1/1966 26121 7/1/1966 24795 8/1/1966 17566 9/1/1966 24929 10/1/1966 27945 11/1/1966 31141 12/1/1966 34659 1/1/1967 35200 2/1/1967 35193 3/1/1967 36866 4/1/1967 36729 5/1/1967 35338 6/1/1967 31038 7/1/1967 30623 8/1/1967 29854 9/1/1967 30201 10/1/1967 28612 11/1/1967 34409 12/1/1967 34513 1/1/1968 36672 2/1/1968 34696 3/1/1968 36750 4/1/1968 46480 5/1/1968 49399 6/1/1968 44214 7/1/1968 43516 8/1/1968 41873 9/1/1968 16536 10/1/1968 39594 11/1/1968 37358 12/1/1968 39297 1/1/1969 35228 2/1/1969 43183 3/1/1969 44531 4/1/1969 26146 5/1/1969 29545 6/1/1969 34396 7/1/1969 36875 8/1/1969 37435 9/1/1969 42068 10/1/1969 20493 11/1/1969 40058 12/1/1969 41291 1/1/1970 36800 2/1/1970 41035 3/1/1970 41581

R20 R19 R18 R17 R16 R15 98.9% WI Goose River Unit No.1 42.2% WI Kaybob Notikewin Unit No.1 Original Oil-in-Place volumes within existing reservoir pools total ~4.45B bbls Every 1% of incremental recovery: adds ~45MM bbls to the region (gross) adds ~18MM bbls to Pengrowth (net) Swan Hills and Judy Creek

Pengrowth's expanding Coalbed Methane initiatives constitute a large resource play with a lower risk profile than some conventional plays, while adding long-life reserves at reasonable F&D costs. Coalbed Methane Projects Horseshoe Canyon Vertical Wells Pengrowth has planned participation in more than 100 wells in 2006 which will add between 3.5 and 4.0 mmcf/d of production Mannville Horizontal Wells Development of this program is underway with plans to begin implementation in 2007 Innovative Approaches to Growth CBM - Intensifying Unconventional Opportunities

2 4 6 8 10 12 14 16 18 20 22 24 Years 0 100 300 400 500 600 200 Mannville Horizontal Well Horseshoe Canyon Vertical Well (mcf /d) Mannville Horizontal Well In Place CBM 3 bcf CBM Recovered 40% ROR 40 - 45% Capital $ 1.5 MM Horseshoe Canyon Vertical Well In Place CBM 1.13 bcf CBM Recovered 37% ROR 20 - 25% Capital $ 0.45 MM Typical Well Economics CBM Production and Economics

3 mmcf/d via Freehold lands 7 mmcf/d downspacing to 4 wells/section 5 mmcf/d Mannville development Potential 5 mmcf/d through pooling and initial 11 well program plus fall 2006 fifty well program Total Capex $78 MM Reserves 58 bcf F&D $8.06/boe Production - 20 mmcf/d Near-term Focus Long-term Focus Summary Phase 1 Phase 2 CBM Strategy

Shallow Gas Development Pengrowth Working Interests Operated Non-unit Cessford: 60% Princess: 100% Partner Operated Monogram Gas Unit: 53.82% Patricia/Dinosaur Gas Unit: 49% Tilley/Milk River Unit: 9.7% Wintering Hills: 50% Core Area EDMONTON CALGARY REGINA Cessford Dinosaur Monogram Patricia Tilley mcf/d 1/1/2000 7/1/2000 7/1/2001 7/1/2002 7/1/2003 7/1/2004 7/1/2005 4/30/2006 Cessford 931 931 903 795 952 2679 2174 1922 Monogram 8822 8822 8828 9457 8234 9654 15036 12111 Patricia/Dinosaur 2554 2554 2269 2196 1990 1811 1906 1600 Princess 3728 4191 6664 Tilly 2441 2441 2441 2427 2479 2663 3595 3751 Wintering Hills 411 703 486

SOEP Overview





Nova Scotia
Point Tupper
LIQUIDS PROCESSING
NATURAL GAS &
LIQUIDS PIPELINE
Rail
Sea
Goldboro
GAS
Venture
Tier 1
Thebaud
CENTRAL PROCESSING FACILITY
Tier 1
Sable Island
SUB SEA GATHERING LINE
(201 km to Goldboro)
Alma
Tier 2
Glenelg
EVALUATION
Tier 2
North
Triumph
Tier 1
South
Venture
Tier 2

PENGROWTH
INVEST IN ENERGY
36

Compression Project Platform Overview

Driving the Growth Strategy Acquisitions Development Sustained Growth

'History of Success' Pengrowth has earned a place among Canada's premier royalty trusts by establishing a long track record of consistent, above average unitholder returns Long Term Track Record

Solid First Quarter Performance PEY 38.6 VET 35 BNE 33.69 AET 32.89 NAE 32.76 FET 32.14 SHN 31.79 PWI 30.13 CNE 29.75 FEL 29.55 PTF 29.31 EEE 29.27 AVN 29.24 TET 29.18 PGX 28.77 ZAR 28.18 KER 28.05 PWT 27.94 ERF 27.76 BNP 26.89 PMT 26.89 PGF.B 26.67 ENT 26.04 THY 25.33 SQE 24.09 DAY 24 CPG 22.58 VET 22.14 NVG 22.04 BTE 21.94 HTE 21.16 TUI 18.08 $29.27 EEE Q1 2006 Cash flow Netback ($/boe) Average = $27.87 Source: CIBC World Markets, cash flow netback includes G&A, interest, cash taxes and other cash costs PGF

Long Life Assets PEY ERF AET VET CPG BTE NEW PGF EEE PWI PGF AVN FET SHN FEL BNP HTE PGX CNE THY ZAR NAE KER TUI TET PMT rli 18.9 13.8 12.4 11.3 11.1 10.7 10.6 10.5 10.5 10.5 10.3 9.9 9.6 9 8.8 8.8 8.8 8.7 8.5 8.5 8.5 7.9 7.5 7.4 5 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Reserve Life Index (P+P; years) Source: Analyst and Company Reports; based on 2006E production volumes

1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E Return of Capital 0.48 0.72 0.84 0.68 1.18 1.12 1.35 1.493 2.11 1.65 1.619 1.691 1.39 1.49 1.33 1.1572 0.695 0.75 Taxable 0.1774 0.601 1.864 2.1 0.44 1.33 1.4328 2.085 2.25 1.67 2.22 3.555 3.49 1.93 2.66 06E $0.48 $0.84 $0.72 $3.56 $3.49 $2.22 $1.93 $2.66 $0.68 $1.18 $1.35 $1.12 $1.65 Compound Annual Growth Rate 12% (1989 - 2005) $2.11 $2.59 * Current monthly distribution amount of $0.25 CAD annualized $3.00* $1.67 $2.78 Long Term Track Record 17 Years of Growing Distributions ($CAD)

1 Year 3 Year 5 Year 7 Year 9 Year 11 Year 13 Year 15 Year 17 Year Pengrowth 0.3 0.31 0.24 0.27 0.2 0.22 0.25 0.27 0.21 0.213 0.218 0.226 0.246 0.288 0.266 0.243 0.207 0.303 0.344 0.31 0.32 0.237 0.224 0.273 0.253 0.203 0.213 0.218 0.226 0.246 0.288 0.266 0.243 0.207 As of June 30nd, 2006 (Weighted Average of Class 'A' and Class 'B' trust unit) Compound Annual Rates of Return

High quality, expanding and diversified asset base including positions in several of Canada's premier reservoirs An experienced technical team focused on a highly exploitable suite of long-life assets with significant development upside Opportunities to enhance operational efficiency Valuation upside and increased liquidity in respect of elimination of dual class unit structure in 2006 Strong balance sheet provides the flexibility to respond to an increasingly competitive marketplace and changing commodity environment The Pengrowth Advantage

Forward Looking Statements Caution Regarding Forward^Looking Information This presentation contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this presentation include, but are not limited to, statements with respect to: benefits of the Transaction, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward Looking Statements cont'd By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth's ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading "Business Risks" in our management's discussion and analysis for the year ended December 31, 2005, under "Risk Factors" herein and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this presentation are made as of the date of this presentation and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement.

Forward Looking Statements cont'd IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Pengrowth intends to file relevant materials with the Securities and Exchange Commission (the "SEC") on a Registration Statement on Form F-10 (the "Registration Statement") to register the Pengrowth Units (the "Units") to be issued in connection with the proposed transaction. Investors and unit holders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Pengrowth and Esprit, the transaction and related matters. Investors and unit holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Pengrowth through the web site maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Pengrowth by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com or by telephone at 403-233-0224 or toll free at 1-888-744-1111.